

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2011

Leucadia National Corporation
Joseph A. Orlando, Vice President and Chief Financial Officer
315 Park Avenue South
New York, NY 10010

      Re: **Leucadia National Corporation**
                Form 10-K
                Filed February 25, 2011
                File No. 1-5721

Dear Mr. Orlando:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 John Cash
                                 Branch Chief